NEWS RELEASE

Development Construction Commences on EMX's Balya Royalty Property

Vancouver, British Columbia, February 11, 2021 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the commencement of development construction on its Balya lead-zinc-silver royalty property in western Turkey. Operating partner Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan") has informed EMX that it has commenced construction of a 4,900 meter decline and expects commercial production from the property to begin as early as Q4, 2021. These developments represent a key milestone for EMX, as Balya is an organically generated royalty property. EMX originally acquired the mineral rights to the Balya project via its exploration programs in Turkey, and then subsequently sold the project to a partner company for further advancement and development with EMX retaining a royalty interest.

Balya Royalty Property, Turkey. EMX retains a 4% net smelter return ("NSR") royalty on its Balya royalty property, which is situated in the historic Balya mining district of northwestern Turkey. Mining at Balya has taken place since antiquity, with several generations of historic operations. The district contains extensive zones of carbonate replacement style ("CRD") lead-zinc-silver mineralization in addition to skarn and more copper-rich styles of mineralization developed at depth.

Esan acquired the EMX royalty property at the end of 2019 (See EMX news release dated January 7, 2020), and is a private Turkish company that operates 40 mines and eight processing plants. Most importantly, Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya royalty property. The Hastanetepe lead-zinc-silver polymetallic deposit on EMX's royalty property will be called the Balya North Deposit ("Balya North") from this point forward (see Figure 1).

Esan completed a 22,230 meter drill program in 2020 in order to update its exploration model and to also test for projections of mineralization at deeper levels in the system. This program was successful, and Esan has since notified EMX that it has started development of the 4,900 meter decline, which will reach its intended final depth in approximately two and a half years. However, Esan has also advised EMX that commercial production from "run of mine" material is anticipated in Q4, 2021 as development of the decline proceeds and encounters lead-zinc-silver mineralized bodies along its path. The decline will have dimensions of 5 meters by 5 meters, with a downward slope averaging 14%, which will reach a total depth of approximately 650 meters.

While development work on the decline proceeds, Esan will continue its exploration drilling, with 60,000 meters expected to be drilled in 2021. This work will continue to refine the current exploration models and also continue testing deeper levels in the system.

EMX congratulates Esan on its progress and looks forward to additional updates as work advances.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2020 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 1. Location of Balya North zone (formerly the Hastanetepe zone) and drill holes plotted according to ZnEq% grade x thickness.

EMX ROYALTYCORP
THE ROYALTY GENERATOR
Drill Hole
Grade x Thickness
(ZnEq% x Meters)*
> 500
300 - 500
150 - 300
75 - 150
25 - 75
< 25
not assayed
Balya North Zone
Shaft
EMX Balya Royalty Property
Esan License
Zone of Mineralization
Area of Esan Mining Complex
N
W
E
S
500 m
Feb 2021

Comments on Sampling, Assaying, QA/QC, Grade x Thickness Calculation, and Adjacent Properties. Esan's Balya drill samples were collected in accordance with industry standard best practices. The samples were submitted to ALS laboratories in Izmir, Turkey and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for sample preparation and analysis. Elemental concentrations were determined by four acid digestion and ICP MS/AES techniques. Over-limit analyses are performed by atomic absorption, and in some cases (>30% Pb and >30% Zn) by volumetric titration techniques. Esan performed routine QA/QC analyses on their assay results, including the utilization of certified reference materials, blanks, and duplicate samples.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

* Grade x Thickness (ZnEq x meters) calculated from intervals > 2% ZnEq. ZnEq calculated as Zn% + Pb%(0.8182) + Ag g/t(0.03367), and assumes that recoveries and net smelter returns are 100%. Assumed metal prices are $1.10/lb for Zn, $0.90/lb for Pb, and $25.40/oz for Ag. True widths vary from 60-95% of the drill intercepts.

Esan's project provides context for EMX's Balya royalty property, which occurs in a similar geologic setting. However, this is not necessarily indicative that Balya hosts mineralization with similar tonnages or grades.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com